UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CALIFORNIA COASTAL COMMUNITIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

129915203 (CUSIP Number)

January 21, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129915203	13G	Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 1,025,987 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 1,025,987

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,987
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 129915203	13G	Page 3 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercury Targeted Securities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 570,365 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 570,365

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,365
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 129915203	13G	Page 4 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6,000 6 SHARED VOTING POWER 1,025,987 7 SOLE DISPOSITIVE POWER 6,000 8 SHARED DISPOSITIVE POWER 1,025,987

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,987
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 129915203	13G	Page 5 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,288 6 SHARED VOTING POWER 1,025,987 7 SOLE DISPOSITIVE POWER 8,288 8 SHARED DISPOSITIVE POWER 1,025,987

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,275
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 129915203	13G	Page 6 of 8

Item 1	(a).	Name of Issuer: California Coastal Communities, Inc. (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 6 Executive Circle, Suite 250 Irvine, California 92614

Item 2	(a).	Name of Person Filing: This Amendment No. 2 to Schedule 13G is being jointly filed by:

(i)      Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Mercury Advisors”), with respect to the shares of Common Stock of the Issuer held by Mercury Targeted Securities Fund LP, a Delaware limited partnership (“Mercury Targeted Securities Fund”), and certain other entities (the “Other Mercury Entities”) of which Mercury Advisors is the investment advisor. Mercury Advisors has complete investment discretion with respect to the shares of Common Stock of the Issuer held by each such entity. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

(ii)     Mercury Targeted Securities Fund with respect to the shares of Common Stock of the Issuer held by it. Mercury Advisors is the investment advisor to Mercury Targeted Securities Fund and has complete investment discretion with respect to the shares of Common Stock of the Issuer held by Mercury Targeted Securities Fund. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

(iii)    David R. Jarvis, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by Mercury Targeted Securities Fund, the Other Mercury Entities and individually by Mr. Jarvis.

(iv)    Malcolm F. MacLean IV, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by Mercury Targeted Securities Fund, the Other Mercury Entities and individually by Mr. MacLean.

Item 2	(b).	Address of Principal Business Office or, if None, Residence: 100 Field Point Road Greenwich, CT 06830

Item 2	(c).	Citizenship:

(i) Mercury Real Estate Advisors LLC is a Delaware limited liability company.

(ii) Mercury Targeted Securities Fund LP is a Delaware limited partnership.

(iii) Mr. Jarvis is a United States citizen.

(iv) Mr. MacLean is a United States citizen.

Item 2	(d).	Title of Class of Securities: Common Stock, par value $0.05 per share

Item 2	(e).	CUSIP Number: 129915203

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under section 15 of the Act,

	(b)	☐ Bank as defined in section 3(a)(6) of the Act,

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act,

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940,

	(e)	☐ An investment adviser in accordance with ss. 240.13d-1 (b)(1)(ii)(E),

	(f)	☐ An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F),

	(g)	☐ A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G),

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

	(j)	☐ A group, in accordance with ss. 13d-1(b)(1)(ii)(J).

CUSIP No. 129915203	13G	Page 7 of 8

Item 4.	Ownership. Mercury Real Estate Advisors LLC:

	(a)	Amount beneficially owned: 1,025,987 shares

	(b)	Percent of class: 10.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: None

		(ii)	Shared power to vote or to direct the vote: 1,025,987 shares

		(iii)	Sole power to dispose or to direct the disposition of: None

		(iv)	Shared power to dispose or to direct the disposition of: 1,025,987 shares

Mercury Targeted Securities Fund LP:

	(a)	Amount beneficially owned: 570,365 shares

	(b)	Percent of class: 5.6%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: None

		(ii)	Shared power to vote or to direct the vote: 570,365 shares

		(iii)	Sole power to dispose or to direct the disposition of: None

		(iv)	Shared power to dispose or to direct the disposition of: 570,365 shares

David R. Jarvis:

	(a)	Amount beneficially owned: 1,031,987 shares

	(b)	Percent of class: 10.2%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 6,000 shares

		(ii)	Shared power to vote or to direct the vote: 1,025,987 shares

		(iii)	Sole power to dispose or to direct the disposition of: 6,000 shares

		(iv)	Shared power to dispose or to direct the disposition of: 1,025,987 shares

Malcolm F. MacLean IV:

	(a)	Amount beneficially owned: 1,034,275 shares

	(b)	Percent of class: 10.2%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 8,288 shares

		(ii)	Shared power to vote or to direct the vote: 1,025,987 shares

		(iii)	Sole power to dispose or to direct the disposition of: 8,288

		(iv)	Shared power to dispose or to direct the disposition of: 1,025,987 shares

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below each of the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 129915203	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2005

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

MERCURY TARGETED SECURITIES FUND LP

By:	Mercury Securities LLC, its general partner

By:	/s/ Malcolm F. MacLean IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

/s/ David R. Jarvis
David R. Jarvis, an individual

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, an individual